UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number: 001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERIGAS PROPANE, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

AMERIGAS PROPANE, INC.
SAVINGS PLAN

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
AmeriGas Propane, Inc. Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the AmeriGas Propane, Inc. Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year), as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor since 2019.

Philadelphia, Pennsylvania
June 14, 2023

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2022	2021
ASSETS:
Investments (Note 3)	$402,779,459	$555,011,082
Notes receivable from participants	9,595,641	11,028,987
Total assets	412,375,100	566,040,069

LIABILITIES:
Accrued administrative expenses	83,613	92,154
Total liabilities	83,613	92,154
Net assets available for benefits	$412,291,487	$565,947,915
See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2022	2021
Additions:
Participants’ contributions	$20,159,808	$22,604,440
Employer's contributions	10,994,556	11,774,237
Participants’ rollover contributions	1,260,422	1,926,789
Investment income:
Dividends and interest	4,375,111	6,206,730
Net appreciation in fair value of investments	—	67,098,753
Interest on notes receivable from participants	535,347	635,309
Total additions	37,325,244	110,246,258
Deductions:
Investment loss:
Net depreciation in fair value of investments	(98,143,817)	—
Distributions to participants	(90,116,065)	(60,571,774)
Net transfers of participants’ balances	(2,210,418)	(4,317,821)
Administrative fees	(511,372)	(523,890)
Total deductions	(190,981,672)	(65,413,485)
Net (decrease) increase	(153,656,428)	44,832,773
Net assets available for benefits — beginning of year	565,947,915	521,115,142
Net assets available for benefits — end of year	$412,291,487	$565,947,915
See accompanying notes to financial statements.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the AmeriGas Propane, Inc. Savings Plan (“the Plan”) is provided for general information purposes only. Unless otherwise noted, such description provides general information on the provisions of the Plan on December 31, 2022 and 2021 and for the years then ended covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan covering employees of AmeriGas Propane, Inc. (“the Company” or "the Employer"), a Pennsylvania corporation, and a wholly owned subsidiary of UGI Corporation ("UGI"). Employees are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Corporation Retirement Plan Committee (“Plan Administrator”), which is comprised of certain members of UGI’s and its affiliated companies' management.
Contributions. Generally, a participant may elect to contribute to the Plan in 1% increments from 1% to 50% of their eligible compensation on a before-tax basis, on an after-tax basis to a Roth 401(k), or a combination of both. Calendar year contribution amounts are subject to limits prescribed by the Internal Revenue Code ("IRC") and the Plan. For the 2022 and 2021 Plan Years, the combined IRC before-tax and Roth 401(k) contribution limit was $20,500 and $19,500, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all full time and flex newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 3% of eligible compensation.
The Plan allows for “catch-up contributions,” a provision which allows employees that have attained age 50 before the end of the Plan Year and are contributing at the IRC or Plan limits to make before-tax and Roth 401(k) contributions over and above the IRC and Plan limits. The maximum catch-up contribution for both the 2022 and 2021 Plan Years was $6,500. Catch-up contributions are not eligible for the Company matching contribution.

Generally, the Company shall contribute to the Plan an amount equal to 100% of contributions made by each eligible participant for each payroll period up to a total of 5% of the participant’s eligible compensation for each payroll period. A participant generally will be eligible to receive matching contributions after he or she has completed one year of service as defined in the Plan document.
All contributions are invested in accordance with participant investment elections in effect on the dates of the contributions.
Participant Accounts. Each participant's account is credited with the participant's contributions and the Employer's contributions as well as allocations of Plan earnings. Participants are charged with an allocation of administrative expenses, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, UGI Common Stock, common collective trust funds, a collective investment trust fund and Brokerage Link, a self-directed brokerage account. Generally, participants may transfer amounts between funds at any time with no limit. Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan participants to Fidelity Institutional Retirement Services Co. ("FIRSCO") from Plan assets (see “Administrative Expenses” below). FIRSCO invests funds received from contributions, investment sales, interest and dividend income and makes distribution payments to participants. Investments in UGI Common Stock are generally limited to 25% of the participant's account balance.
Vesting. A participant will at all times be fully vested in their cumulative contributions plus actual earnings as defined by the Plan document. A participant is vested in the portion of his or her account attributable to Employer's matching contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. In addition, a participant is fully vested in the portion of his or her account attributable to Employer's contributions upon the attainment of normal retirement age, the attainment of early retirement age, total disability or death while employed by the Company or an affiliated company, each as defined in the Plan document.

Notes Receivable from Participants. Participants may borrow from their accounts a minimum of $1,000 up to a maximum not to exceed the lesser of 50% of their vested account balance less loans outstanding at the time the new loan is made, or $50,000

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

less the highest balance of all loans outstanding during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans plus 1%. At December 31, 2022, interest rates on loans outstanding ranged from 3.25% to 8.00%. The amount of the loan withdrawn from a participant's account is allocated in proportion to the value of the participant's salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. Participants are not permitted to have more than two loans outstanding at any time.
Payment of Benefits. The Plan benefit of a participant who terminates employment as a result of retirement, death or total disability, as defined by the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Distributions will generally be made in the form of a lump sum. Participants may elect to receive their interest in UGI Common Stock in the form of shares of UGI Common Stock. The Plan benefit of a participant who terminates employment for reasons other than retirement, death or total disability shall be equal to the proceeds of liquidation of the vested portion of his or her account.
Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age or age 72 in Plan Years 2022 and 2021, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant's benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution from the Plan, but no later than April 1 of the Plan Year. A participant who continues to work past age 72 in Plan Years 2022 and 2021 will receive a mandatory distribution upon termination of employment.
Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

Forfeited Accounts. A participant who terminates employment before he or she is fully vested will forfeit nonvested amounts attributable to Employer contributions. These forfeited amounts remain in the Plan and are available to reduce future Company contributions or pay expenses incurred in the administration of the Plan. For the 2022 Plan Year and 2021 Plan Year, forfeitures used to reduce Company contributions were $754,652 and $1,338,133, respectively. During the 2022 Plan Year and 2021 Plan Year, $1,082,267 and $1,069,453, respectively, were forfeited from participant accounts. As of December 31, 2022 and 2021, there were $434,466 and $98,210, respectively, of forfeitures remaining in the Plan.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid by the Company. Other than the Plan fees described below, the Company paid such expenses, which are excluded from these financial statements. During both Plan Years 2022 and 2021, each active Plan account was assessed a quarterly recordkeeping fee of $10.75. This fee is automatically deducted in the month following the end of the quarter and remitted to FIRSCO. Loan administration fees are paid by Plan participants. Investment related expenses are included in net (depreciation) appreciation of the fair value of investments.
Voting Rights of UGI Common Stock Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Common Stock (including fractional shares) represented by the value of the participant's interest in UGI Common Stock. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
Plan Amendments. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. However, amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document may be made by the UGI Corporation Retirement Plan Committee without Board approval.
Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.
Secure 2.0 Act. The Secure 2.0 Act of 2022 was signed into law on December 29, 2022. This legislation includes a vast array of provisional changes to retirement plans, becoming effective January 1, 2023. Plan management is evaluating the impact of the adoption and implementation of this legislation on the Plan.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

2.	Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest earned on investments is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for distributions from UGI Common Stock, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.
Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the UGI Utilities, Inc. Savings Plan, which is an affiliated plan, and prior to April 12, 2021, amounts transferred to or from the UGI HVAC Enterprises, Inc. Savings Plan, which was an affiliated plan prior to its merger into the UGI Utilities, Inc. Savings Plan. During the 2022 and 2021 Plan Years, net transfers of participant balances to the UGI Utilities, Inc. Savings Plan was $2,210,418 and $4,317,821, respectively.
Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. As of December 31, 2022 and 2021, the Plan's allowance for credit losses on notes receivable from participants was $566,589 and $439,912, respectively.
Risks and Uncertainties. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Market risks include global events which could impact the value of the investment security such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Concentration of Investments. As of December 31, 2022 and 2021, the Plan had investments of $91,549,946 and $149,729,208, respectively, that were concentrated in two funds.

3.	Fair Value Measurements
The Plan applies fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan uses the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

•Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock: Valued at the closing price reported on the active market on which the individual security is traded.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments which include mutual funds, money market funds and cash and held by the Plan participants in their individual self-directed brokerage accounts. Based upon closing prices as reported by the funds, these funds are required to publish this NAV and to transact at that price.

Collective investment trust fund: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common collective trust funds: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan holds investments in Vanguard Target Retirement Trusts ("Vanguard Trusts"). The Vanguard Trusts are common collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings through its mutual fund holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.
The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts.

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2022 and 2021:

	December 31, 2022
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$107,090,827	$—	$—	$—	$107,090,827
UGI Common Stock	15,043,872	—	—	—	15,043,872
Brokerage Link	3,818,836	—	—	—	3,818,836
Common collective trust funds (a)	—	—	—	227,906,351	227,906,351
Collective investment trust fund (a)	—	—	—	48,919,573	48,919,573
Total investments measured at fair value	$125,953,535	$—	$—	$276,825,924	$402,779,459

	December 31, 2021
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$144,570,756	$—	$—	$—	$144,570,756
UGI Common Stock	20,835,198	—	—	—	20,835,198
Brokerage Link	4,127,561	—	—	—	4,127,561
Common collective trust funds (a)	—	—	—	298,521,824	298,521,824
Collective investment trust fund (a)	—	—	—	86,955,743	86,955,743
Total investments measured at fair value	$169,533,515	$—	$—	$385,477,567	$555,011,082

(a) Assets measured at NAV per share (or its equivalent), and therefore excluded from the fair value hierarchy, and also presented as "Other".

Investments Measured Using the NAV per share Practical Expedient

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2022 and 2021, respectively:

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$227,906,351	n/a	Daily	30 days
Collective investment trust fund	$48,919,573	n/a	Daily	30 days

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$298,521,824	n/a	Daily	30 days
Collective investment trust fund	$86,955,743	n/a	Daily	30 days

AMERIGAS PROPANE, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

4.	Related Party and Party-in-Interest Transactions

Shares of UGI Common Stock are offered as an investment option to Plan participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

	Plan Year
	2022	2021
Fair value of UGI Common Stock held by the Plan	$15,043,872	$20,835,198
Original cost of UGI Common Stock held by the Plan	$12,238,648	$13,500,662
Shares held of UGI Common Stock	398,546	449,305
Total sales at market value related to UGI Common Stock	$2,602,741	$1,958,066
Total contributions into UGI Common Stock	$560,092	$746,586

Certain of the Plan's investments are managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment manager services are included in net (depreciation) appreciation in the fair value of the investments.

5.	Federal Income Tax Status
In February 2016, the Internal Revenue Service ("IRS") issued a favorable determination letter concerning the qualified status of the Plan in effect as of January 26, 2015 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Company contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2019.

AMERIGAS PROPANE, INC.
SAVINGS PLAN

EIN # 23-2786294, PLAN # 002
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2022
	Number of Shares or Principal		Current
Name of Issuer and Title of Issue	Amount	Cost	Value
Mutual Funds:
Fidelity U.S. Bond Index Fund (1)	991,701	$11,060,966	$10,095,514
Fidelity International Index Fund (1)	222,303	9,633,344	9,156,672
T. Rowe Price Equity Income Fund	555,798	16,894,652	18,163,477
PIMCO Total Return Fund Institutional Class	406,281	4,098,639	3,437,136
American Funds EuroPacific Growth Fund Class R-6	28,708	1,579,478	1,407,549
Champlain Small Company Fund Institutional Class	65,708	1,237,929	1,302,988
Vanguard Institutional Index Fund Institutional Class (1)	100,778	23,266,759	32,413,098
Vanguard Federal Money Market Fund (1)	16,659,219	16,659,219	16,659,219
Vanguard Extended Market Index Fund Institutional Class (1)	143,348	9,783,943	14,455,174
Total Mutual Funds		94,214,929	107,090,827
Assets in Fidelity Brokerage Link Accounts (1)	Various (3)	3,959,304	3,818,836
Common Collective Trust Funds (1):
Vanguard Retirement Savings Trust III	20,338,577	20,338,577	20,338,577
Vanguard Target Retirement Income Trust II	187,410	6,892,118	7,145,938
Vanguard Target Retirement 2020 Trust II	382,231	12,094,450	14,780,867
Vanguard Target Retirement 2025 Trust II	1,081,440	33,775,723	42,630,373
Vanguard Target Retirement 2030 Trust II	923,805	29,598,018	36,758,182
Vanguard Target Retirement 2035 Trust II	978,439	31,608,998	40,341,056
Vanguard Target Retirement 2040 Trust II	498,815	17,468,095	21,613,639
Vanguard Target Retirement 2045 Trust II	432,398	15,435,051	19,198,485
Vanguard Target Retirement 2050 Trust II	291,614	10,863,826	13,035,146
Vanguard Target Retirement 2055 Trust II	133,853	7,353,881	8,013,803
Vanguard Target Retirement 2060 Trust II	61,452	2,784,774	2,903,615
Vanguard Target Retirement 2065 Trust II	39,396	1,141,562	1,146,436
Vanguard Target Retirement 2070 Trust II	13	220	234
Total Common Collective Trust Funds		189,355,293	227,906,351
Collective Investment Trust Fund:
Fidelity Growth Company Commingled Pool (1)	1,387,396	25,062,599	48,919,573
UGI Common Stock (1):
UGI Common Stock	398,546	11,968,880	14,774,104
Dividends receivable	$269,768	269,768	269,768
		12,238,648	15,043,872
Participant Loans:
Loan principal outstanding (3.25% – 8.00%) (1) (2)		—	9,595,641
Total — all funds		$324,830,773	$412,375,100
(1)Party in interest.
(2)Range of interest rates for loans outstanding as of December 31, 2022.
(3)Various investments including mutual funds, money market funds and cash.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AmeriGas Propane, Inc. Savings Plan

Date: June 14, 2023	By:	/s/ Christopher Ballard
	Name:	Christopher Ballard
	Title:	Vice President, Total Rewards and HR Services
of UGI Corporation

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Baker Tilly US, LLP